Cyruli Shanks Hart & Zizmor, LLP
Attorneys at Law
420 Lexington Avenue
Suite 2320
New York, NY 10170
(212) 661-6800

December 7, 2010

Mr. Patrick Gilmore
Accounting Branch Chief
U. S. Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Re:          SecureLogic Corp. (the "Company")
Form 10-K for the Fiscal Year Ended December 31, 2009
File No. 000-28099

Dear Mr. Gilmore:

Enclosed please find an Amendment to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2009 (the “Amendment”) which has been filed in response to the Commission’s October 21, 2010 comment letter. This letter summarizes our responses thereto and shown below are specific responses to the numbered paragraphs contained in your comment letter (with such responses numbered to reflect the paragraph it is responsive to).

1.   In response to comment number 1, please note that the Amendment contains a revised report from Friedman, LLP which contains the city and state where issued.

2.   In response to comment number 2, please note that the Amendment contains a reissued report from Bagell, Josephs, Levine & Company, LLC which complies with Rule 2-02 of Regulation S-X.

Sincerely,

    /s/ Paul Goodman
Paul Goodman

BAY ACQUISITION CORP.
Formerly SecureLogic Corp.
420 Lexington Avenue
Suite 2320
New York, NY 10170

  December 7, 2010

U. S. Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Re:          Bay Acquisition Corp. f/k/a SecureLogic Corp. (the "Company")
File No. 000-28099

To Whom It May Concern:

In response to your request for certain confirmations from the Company, please find the following.  The Company hereby acknowledges the following:

1.  The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2.  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3.  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Bay Acquisition Corp.
f/k/a SecureLogic Corp.

By: /s/ Paul Goodman
Chief Executive Officer